

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2011

Chris Angle
Chief Executive Officer
Classic Rules Judo Championships, Inc.
100 Research Drive, Suite 16
Stamford, CT 06906

> **Re:** **Classic Rules Judo Championships, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed February 11, 2011**
> **File No. 333-167451**

Dear Mr. Angle:

We have reviewed your responses to the comments in our letter dated January 19, 2011 and have the following additional comments.

Registration Statement Cover Page

1. Please provide the correct page number on which your risk factors section begins. In addition, please revise your table of contents to include correct page numbers for all sections of your registration statement.

Risk Factors, page 7

We plan to substantially increase our operating expenses, page 10

2. Please provide an estimate of the increased operating expenses you expect to incur. In addition, revise your disclosure on page 21 to estimate the "significant legal, accounting and other expenses" you will incur as a public company.

If we fail to maintain proper and effective internal controls, page 17

3. Please revise for consistency your disclosure on page 18 that "neither [you] nor [your] independent registered public accounting firm have identified deficiencies in [your] internal control over financial reporting that are deemed to be material weaknesses" with your statement on page 21 that "[your] management has determined that [you] have material weaknesses in [your] internal control over financial reporting."

Selling Security Holders, page 24

4. We note your response to our prior comment two and reissue. We note that some selling shareholders are legal entities. Please identify the individual or individuals who have voting and dispositive power with respect to the shares being offered for sale by all legal entities listed in your selling shareholders table. This information should be added for each selling shareholder that is a legal entity.

5. We note your response to our prior comment three; however, you identify Messrs. Lapkin, Gruenbaum, and Angle as both broker-dealers and affiliates of broker-dealers. Please advise or revise.

6. We note that you have added footnote (6) after the selling security holders table, but have not identified any security holders in the table to whom this footnote relates. Please revise or advise.

7. It appears that your disclosure on page 33 stating that "all of the above selling shareholders … [h]ave not had a material relationship with us other than as a shareholder at any time within the past three years" and disclosure in the two bullet points that follow does not apply to you because some of the selling shareholders have served as your officers and/or directors in the past and some selling shareholders are broker-dealers or affiliates of broker-dealers. Please revise for consistency or advise.

Financial Statements

8. Please update your financial statements as appropriate in compliance with Rule 8-08 of Regulation S-X.

Exhibit 5.1

9. We note your response to our prior comment seven and reissue. Please have counsel revise the legal opinion to reflect 10,575,962 shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact at Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3324 with any questions.

Sincerely,

John Stickel
Attorney-Advisor

cc: Jerry Gruenbaum, Esq.
        via fax: (203) 225-1244